6300 Wilson Mills Road Mayfield Village, Ohio 44143

September 25, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Progressive Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 26, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 6, 2013

File No. 001-09518

Dear Mr. Rosenberg:

I am writing in response to your letter dated September 11, 2013 to Glenn M. Renwick, Director, President and Chief Executive Officer of The Progressive Corporation.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Notes to Consolidated Financial Statements, page App.-A-6

In the Notes to our Consolidated Financial Statements under Note 1-Reporting and Accounting Policies, Deferred Acquisition Costs on page App.-A-8, we disclose that we do not defer advertising costs. In future Form 10-K filings, we will revise our footnote disclosure to read as follows to comply with the disclosures required by ASC 720-35-50-1:

Note 1-Reporting and Accounting Policies, Deferred Acquisition Costs

We do not defer any advertising costs. Total advertising costs, which are expensed as incurred, for the years ended December 31, were:

(millions)	Advertising Costs
2013	$	xxx.x
2012		546.8
2011		543.0

Fair Value, page App.-A-18

On page App.-A-21, we provide detailed discussion regarding the valuation techniques used in determining our Level 2 assets. In future filings, we will expand our disclosure on page App.-A-21 to include the following paragraphs, which provide a more detailed discussion of the inputs used to determine the fair value of Level 2 assets:

In reviewing the fair values for securities disclosed as Level 2, we evaluate inputs relevant for each class of securities disclosed in the preceding hierarchy tables. For our structured debt securities, including commercial, residential and asset-backed securities, we evaluate available market related data for these and similar securities related to collateral, delinquencies, and defaults for historical trends and reasonably estimable projections, as well as historical prepayment rates and current prepayment assumptions and cash flow estimates. We further stratify each class of our structured debt securities into more finite sectors (e.g., planned amortization class, first pay, second pay, senior, subordinated, etc.) and use duration, credit quality, and coupon to determine the appropriate fair value. In addition, we review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations.

For our corporate, redeemable and non-redeemable preferred stock portfolios, we review securities by duration, coupon, and credit quality and use interest rate and credit spread movements within that stratification. The review also includes recent trades, including: volume traded at various levels that establish a market; issuer specific fundamentals; and industry specific economic news as it comes to light. In addition, we review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations.

For our municipal securities (e.g., general obligations, revenue, and housing), we stratify the portfolio to evaluate securities by type, coupon, credit quality, and duration to review price changes relative to credit spread and interest rate changes. Additionally, we will look to economic data as it relates to geographic location as an indication of price-to-call or maturity predictors. For municipal housing, we look to changes in cash flow projections, both historical and reasonably estimable projections, to understand yield changes and their effect on valuation. In addition, we review dealer bids and quotes for these and/or similar securities to determine the market level context for our valuations.

Lastly, for our short-term securities we look at acquisition price relative to the coupon/yield. Since our short-term securities are typically 90 days or less to maturity, with the majority listed in our class two being 7 days or less to redemption, acquisition price is the best estimate of market or fair value.

Form 10-Q for the Fiscal Year Ended June 30, 2013

Notes to Consolidated Financial Statements

Note 10-Litigation, page 26

We respectfully submit that our disclosure in the 2012 Form 10-K, Exhibit 13 complies with ASC 450-20-50-4b. We direct the Staff to the disclosure on page App.-A-36 of the 2012 Annual Report to Shareholders (2012 Form 10-K, Exhibit 13) where we disclose that “In addition, we do not consider the losses from the pending cases to be both probable and estimable, and we are unable to estimate a range of loss, if any, at this time, due to the factors discussed above.” Those factors are disclosed in the last paragraph on page App.-A-35.

Our Form 10-Q, Note 10-Litigation includes a cross-reference to our Form 10-K for a discussion of pending litigation. In future Form 10-Q filings, we will enhance our litigation footnote to include the disclosure referenced above from our Form 10-K filings. In addition, if there were to be a material change in any fiscal quarter that affects the Form 10-K disclosure on litigation, we would include appropriate disclosure in the Form 10-Q for that quarter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

IV. Results of Operations – Investments

A. Portfolio Allocation

Derivatives Instruments

Interest Rate Swaps, page 53

In Note 2-Investments on page 14 and in Derivative Instruments-Interest Rate Swaps on page 53 of the MD&A for the quarterly period ended June 30, 2013, we disclose that all of our interest rate swap positions, both the ones that were opened and closed during the second quarter 2013, are contracts where we are paying a fixed interest rate and receiving a variable interest rate. Thus, these positions generate gains when interest rates rise and generate losses as interest rates fall.

In the Investments and Capital Management section of MD&A on page 29, we indicate that “At June 30, 2013, our duration was 1.9 years, which limited our exposure to capital loss during the quarter as interest rates rose sharply from extremely low levels.” In future filings, we will enhance our discussion regarding the gains/losses generated from our interest rate swaps with something similar to the following disclosure, modified based on the circumstances for the reporting period: “With the rise in interest rates, the value of our interest rate swaps increased and we recognized gains on the interest rate swaps that were opened in April 2013. In contrast, for both the second quarter and first six months of 2012, interest rates declined thus resulting in a loss on the positions we held during those periods.”

Please do not hesitate to contact me at 440-395-2001, or Bill Cody, our Chief Investment Officer, at 203-523-1173, if you have further comments or questions.

As requested in your letter, in connection with the foregoing, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian C. Domeck

Brian C. Domeck
Vice President and Chief Financial Officer

cc:	Glenn M. Renwick, Chief Executive Officer

William M. Cody, Chief Investment Officer

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